SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE , 2003.
                                          ------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       TUMI RESOURCES LIMITED
                                       (Registrant)

Date   June 16, 2003                   By  /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                              (Signature)



Nick DeMare, Director
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:               X     Schedule A
                                    -------
                                       X     Schedules B & C
                                    -------
                                    (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                      TUMI RESOURCES LIMITED
                                    --------------------------------------------
ISSUER ADDRESS                      #1305 - 1090 WEST GEORGIA STREET
                                    VANCOUVER, BC   V6E 3V7
                                    --------------------------------------------
ISSUER TELEPHONE NUMBER             (604) 685-9316
                                    --------------------------------------------
ISSUER FAX NUMBER                   (604) 683-1585
                                    --------------------------------------------
CONTACT PERSON                      MR. NICK DEMARE
                                    --------------------------------------------
CONTACT'S POSITION                  DIRECTOR
                                    --------------------------------------------
CONTACT'S TELEPHONE NUMBER          (604) 685-9316
                                    --------------------------------------------
CONTACT'S E-MAIL ADDRESS            ndemare@chasemgt.com
                                    --------------------------------------------
WEBSITE                             tumiresources.com
                                    --------------------------------------------
FOR QUARTER ENDED                   MARCH 31, 2003
                                    --------------------------------------------
DATE OF REPORT                      MAY 29, 2003
                                    --------------------------------------------

                                   CERTIFICATE
                                     -------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. -------


DAVID HENSTRIDGE             /s/David Henstridge               03/05/29
-------------------------    ----------------------   --------------------------
NAME OF DIRECTOR             SIGN (TYPED)              DATE SIGNED (YY/MM/DD)

NICK DEMARE                  /s/Nick DeMare                    03/05/29
-------------------------    ----------------------   --------------------------
NAME OF DIRECTOR             SIGN (TYPED)              DATE SIGNED (YY/MM/DD)

BC FORM 51-901F                                                       SCHEDULE A





                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 MARCH 31, 2003

                      (Unaudited - Prepared by Management)

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                       March 31,    December 31,
                                                         2003          2002
                                                           $             $
                                                                     (Audited)
                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                                 472,578       385,678
Amounts receivable and preaids                             79,221        15,445
                                                       ----------    -----------
                                                          551,799       401,123
MINERAL PROPERTY COSTS (Note 3)                           897,248       632,983
                                                       ----------    -----------
                                                        1,449,047     1,034,106
                                                       ==========    ===========

                             L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                   83,348        62,554
                                                       ----------    -----------

                     S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 4)                                  1,730,997     1,218,726

CONTRIBUTED SURPLUS                                        18,917        17,369

DEFICIT                                                  (384,215)     (264,543)
                                                       ----------    -----------
                                                        1,365,699       971,552
                                                       ----------    -----------
                                                        1,449,047     1,034,106
                                                       ==========    ===========


APPROVED BY THE DIRECTORS


/s/David Henstridge             , Director
-------------------------------

/s/Nick DeMare                  , Director
-------------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                       FOR THE THREE MONTHS ENDED MARCH 31
                      (Unaudited - Prepared by Management)





                                                        2003            2002
                                                         $                $
INCOME

Interest income                                            910            2,530
                                                  ------------      ------------
EXPENSES

Accounting and administration                           15,600            3,650
Consulting                                              29,342                -
Investor relations                                       6,000                -
Legal                                                    3,890            2,663
Management fees                                          4,000                -
Office                                                   9,264            1,604
Regulatory                                               4,888            3,093
Shareholder costs                                        2,900              937
Stock-based compensation                                 3,579                -
Transfer agent                                           1,953            1,054
Travel and related                                      39,166                -
                                                  ------------      ------------
                                                       120,582           13,001
                                                  ------------      ------------
NET LOSS FOR THE PERIOD                               (119,672)         (10,471)

DEFICIT - BEGINNING OF PERIOD                         (264,543)         (10,786)
                                                  ------------      ------------
DEFICIT - END OF PERIOD                               (384,215)         (21,257)
                                                  ============      ============

BASIC AND DILUTED - LOSS  PER COMMON SHARE            ($0.02)            ($0.00)
                                                  ============      ============
WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING                      5,919,734        3,459,000
                                                  ============      ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE THREE MONTHS ENDED MARCH 31
                      (Unaudited - Prepared by Management)





                                                           2003         2002
                                                            $             $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES

Net loss for the period                                  (119,672)      (10,471)
Adjustment for item not involving cash
     Stock-based compensation                               3,579             -
                                                       ----------     ----------
                                                         (116,093)      (10,471)

Increase in amounts receivable and prepaids               (63,776)       (1,756)
Increase in accounts payable and accrued liabilities       20,794         4,009
                                                       ----------     ----------
                                                         (159,075)       (8,218)
                                                       ----------     ----------
INVESTING ACTIVITY

Expenditures on mineral property costs                   (264,265)            -
                                                       ----------     ----------
FINANCING ACTIVITIES

Issuance of common shares                                 516,540             -
Share issue costs                                          (6,300)            -
                                                       ----------     ----------
                                                          510,240             -
                                                       ----------     ----------
INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS -  DURING THE PERIOD                 86,900        (8,218)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD           385,678       298,161
                                                       ----------     ----------
CASH AND CASH EQUIVALENTS  - END OF PERIOD                472,578       289,943
                                                       ==========     ==========

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                      437,578        39,943
Short-term deposit                                         35,000       250,000
                                                       ----------     ----------
                                                          472,578       289,943
                                                       ==========     ==========

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash financing activities
     Shares issued on exercise of options                   2,031             -
     Contributed surplus                                   (2,031)            -
                                                      -----------     ----------
                                                                -             -
                                                      ===========     ==========


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (Unaudited - Prepared by Management)


1.   NATURE OF OPERATIONS

     The Company is in the process of exploring mineral properties located in Mexico and Peru. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral property costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.   ACCOUNTING POLICIES

     Basis of Presentation

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.   MINERAL PROPERTY COSTS



                                      March 31, 2003                              December 31, 2002
                         ---------------------------------------      ---------------------------------------
                         Acquisition   Exploration                    Acquisition   Exploration
                            Costs      Expenditures      Total           Costs      Expenditures      Total
                              $             $              $               $             $              $

     Tinka                   88,073         4,491         92,564          88,073         4,491         92,564
     Cinco Minas            211,688       423,495        635,183         196,818       180,167        376,985
     Gran Cabrera           169,501             -        169,501         163,434             -        163,434
                         ----------    ----------    -----------      ----------    ----------    -----------
                            469,262       427,986        897,248         448,325       184,658        632,983
                         ==========    ==========    ===========      ==========    ==========    ===========


BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (Unaudited - Prepared by Management)


3.   MINERAL PROPERTY COSTS (continued)

     a)   Tinka, Peru

          On May 31, 2002, the Company entered into a letter of intent whereby the Company could earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US$7,500 for past property taxes (paid) and payment of ongoing property holding costs, estimated at US$3,000 per annum and completion of a drill program. The Company may purchase the 1% NSR at any time for US$750,000.

          On February 19, 2003, the Company entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, the President of which is a director of the Company, whereby the Company, upon regulatory approval, has agreed to grant a 70% interest in the option on the Tinka property. Under the Tinka HOA, Tinka Resources has agreed to assume the Company's share issuance obligations through the issuances, over a three year period, of a total of 500,000 common shares of Tinka Resources' share capital and conducting exploration expenditures and making all property holding costs totalling US$2.5 million over a three year period.

     b)   Cinco Minas, Mexico

          By agreements dated July 6, 2002 and August 18, 2002, the Company could earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US$50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US$2.5 million and issuing 1.1 million common shares (100,000 shares issued) of the Company over a three year period.

     c)   Gran Cabrera, Mexico

          On October 23, 2002, the Company entered into an agreement whereby the Company could earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US$45,500 payment for past property taxes
          (paid), conducting exploration expenditures totalling US$2.5 million and issuing 750,000 common shares (250,000 shares issued) of the Company over a three year period.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (Unaudited - Prepared by Management)


4.   SHARE CAPITAL

     Authorized:  100,000,000 common shares with no par value

     Issued:

                                               March 31, 2003              December 31, 2002
                                         --------------------------    ---------------------------
                                             Shares         Amount        Shares          Amount
                                                              $                              $

     Balance, beginning of period          6,824,000      1,218,726       3,459,000        315,583
                                         -----------    -----------    ------------    -----------
     Issued during the period
          For private placement              528,000        475,200       2,450,000        663,000
          For mineral properties                   -              -         675,000        202,500
          For exercise of options            218,000         43,371         230,000         35,643
          For exercise of warrants                 -              -          10,000          2,000
          Less share issue costs                   -         (6,300)              -              -
                                         -----------    -----------    ------------    -----------
                                             746,000        518,571       3,365,000        903,143
                                         -----------    -----------    ------------    -----------
     Balance, end of period                7,570,000      1,730,997       6,824,000      1,218,726
                                         ===========    ===========    ============    ===========


     During the three months ended March 31, 2003, the Company completed the initial tranche of the non-brokered private placement comprising of 528,000 units, for $475,200. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share of the Company for a period of two years for the exercise price of $1.00 on or before March 4, 2004 and $1.15 on or before March 4, 2005. A finder's fee of $6,300 was paid on a portion of the private placement. Certain directors of the Company have purchased 278,000 units of the private placement.

     The  following  table  summarizes   information  about  the  stock  options
     outstanding and exercisable at March 31, 2003:


        Exercise          Number            Number
         Price         Outstanding       Exercisable      Expiry Date
           $

          0.15            33,000            33,000        Jun. 21, 2005
          0.23           171,000           171,000        Jul. 15, 2005
          0.52           119,400            74,400        Dec. 05, 2005
          0.55           140,000           140,000        Dec. 19, 2005
          1.00           240,000           240,000        Jan. 14, 2006
                         -------           -------
                         703,400           658,400
                         =======           =======

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (Unaudited - Prepared by Management)


4.   SHARE CAPITAL (continued)

     The following table summarizes information about the warrants outstanding and exercisable at March 31, 2003:


        Exercise                 Number
         Price                 Outstanding            Expiry Date
           $

          0.20                   590,000              May 27, 2004
      0.35 / 0.40                700,000              Oct. 15, 2003/2004
      0.35 / 0.40              1,150,000              Dec. 13, 2003/2004
          0.37                    81,000              Dec. 13, 2004
      1.00 / 1.15                528,000              Mar. 04, 2004/2005
                              ----------
                               3,049,000
                              ==========

     As of March 31, 2003, 1,263,000 common shares are held in escrow and are released in equal semi- annual instalments of 252,600 shares ending May 27, 2005.


5.   RELATED PARTY TRANSACTION

     During the three months ended March 31, 2003, the Company:

     (i) paid $21,600 for accounting, administration and management services provided by the President of the Company and a private corporation owned by a director of the Company; and

     (ii) conducted a private placement in which officers and directors of the Company purchased 278,000 units for $250,200.


6.   SEGMENTED INFORMATION

     (a)  Segment assets:

                                                         March 31, 2003
                                   ------------------------------------------------------
                                                    Peruvian      Mexican
                                                     Mineral      Mineral
                                     Corporate     Operations    Operations      Total
                                          $             $             $            $


         Current assets                 476,489          658         74,652      551,799
         Mineral property costs               -            -        897,248      897,248
                                   ------------   ----------    -----------   ----------
                                        476,489          658        971,900    1,449,047
                                   ============   ==========    ===========   ==========


BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (Unaudited - Prepared by Management)


6.   SEGMENTED INFORMATION (continued)

     (b)  Segment profits and loss:


                                         For the Three Months Ended March 31, 2003
                                 --------------------------------------------------------
                                                 Peruvian       Mexican
                                                  Mineral       Mineral
                                   Corporate    Operations     Operations       Total
                                       $             $              $             $

          Loss for the period      (113,205)         -             (6,467)     (119,672)
                                  ==========     =========     ===========    =========


BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003


1.(a)  GENERAL AND ADMINISTRATIVE

                                                                          $

       Accounting and administration                                     15,600
       Consulting                                                        29,342
       Investor relations                                                 6,000
       Legal                                                              3,890
       Management fees                                                    4,000
       Office                                                             9,264
       Regulatory                                                         4,888
       Shareholder costs                                                  2,900
       Stock-based compensation                                           3,579
       Transfer agent                                                     1,953
       Travel and related                                                39,166
                                                                     ----------
                                                                        120,582
                                                                     ==========


1.(b)  MINERAL PROPERTY COSTS


                                            Tinka      Cinco Minas   Gran Cabrera
                                           Property       Claims        Claims         Total
                                          -----------  ------------  -------------  ------------
                                              $             $              $             $


       Balance, at beginning of period         92,564       376,985        163,434       632,983
                                          -----------  ------------  -------------  ------------
       Expenditures during the period
            Assays                                  -        31,041              -        31,041
                Camp costs                          -        19,465              -        19,465
                Communication                       -         8,115              -         8,115
                Consulting                          -        15,557              -        15,557
                Drilling                            -        51,113              -        51,113
                Environmental                       -         4,787              -         4,787
                Geological                          -        18,368              -        18,368
                Land payments and taxes             -        18,606          6,067        24,673
                Site access                         -        29,922              -        29,922
                Supplies                            -         3,569              -         3,569
                Topography                          -        18,435              -        18,435
                Travel                              -        16,632              -        16,632
                Wages                               -        22,588              -        22,588
                                          -----------  ------------  -------------  ------------
                                                    -       258,198          6,067       264,265
                                          -----------  ------------  -------------  ------------
       Balance, at end of period               92,564       635,183        169,501       897,248
                                          ===========  ============  =============  ============


BC FORM 51-901F                                                       SCHEDULE B


                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003


2.(a)  RELATED PARTY TRANSACTION

       During the three months ended March 31, 2003, the Company:

        (i)   paid  $21,600  for  accounting,   administration   and  management
              services provided by the President of the Company and a private corporation owned by a director of the Company; and

       (ii) conducted a private placement in which officers and directors of the Company purchased 278,000 units for $250,200.


3.(a)  SECURITIES ISSUED DURING THE THREE MONTHS ENDED MARCH 31, 2003


       Date          Type of      Type                                      Total       Type of
       of Issue      Security     of Issue             Number     Price    Proceeds  Consideration  Commission
       --------      --------     --------             ------     -----    --------  -------------  ----------
                                                                    $         $


       Jan. 2003     Common       Exercise             110,000     0.15     16,500       Cash          N/A
                                   of Options
       Jan. 2003     Common       Exercise             108,000     0.23     24,840       Cash          N/A
                                   of Options
       Mar. 2003     Common       Private Placement    528,000     0.90    475,200       Cash          Nil



3.(b)  OPTIONS GRANTED DURING THE THREE MONTHS ENDED MARCH 31, 2003


        Date                Number         Type                                Exercise
        Granted            of Shares       of Option        Name                Price        Expiry Date
        -------            ---------       ---------        ----               -------       -----------
                                                                                  $


        Jan. 14, 2003       69,000         Director         D. Henstridge        1.00        Jan. 14, 2006
        Jan. 14, 2003       65,000         Director         N. DeMare            1.00        Jan. 14, 2006
        Jan. 14, 2003       35,000         Director         H. Lim               1.00        Jan. 14, 2006
        Jan. 14, 2003       20,000         Employee         M. Bermudez          1.00        Jan. 14, 2006
        Jan. 14, 2003       20,000         Employee         J. Abbinante         1.00        Jan. 14, 2006
        Jan. 14, 2003        7,000         Employee         L. Liu               1.00        Jan. 14, 2006
        Jan. 14, 2003        7,000         Employee         R. Wong              1.00        Jan. 14, 2006
        Jan. 14, 2003        7,000         Employee         A. Smith             1.00        Jan. 14, 2006
        Jan. 14, 2003        5,000         Employee         B. Moody             1.00        Jan. 14, 2006
        Jan. 14, 2003        5,000         Employee         J. Rowsell           1.00        Jan. 14, 2006
                         ---------
                           240,000
                         =========



4.(a)  AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2003

                                                              Issued
                                      Authorized    ---------------------------
        Class         Par Value          Number         Number         Amount
        -----         ---------       ----------    -----------      ----------

       Common           WPV          100,000,000     7,570,000      $1,730,997

BC FORM 51-901F                                                       SCHEDULE B


                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003


4.(b)  OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2003

                                       Exercise Price
       Security         Number            Per Share       Expiry Date
       --------         ------          -----------       -----------

       Options           33,000            $0.15           June 21, 2005
       Options          171,000            $0.23           July 15, 2005
       Options          119,400            $0.52           Dec. 05,2005
       Options          140,000            $0.55           Dec. 19, 2005
       Options          240,000            $1.00           Jan. 14, 2006
                      ---------
                        703,400
                      =========

       Warrants         590,000            $0.20           May 27, 2004
       Warrants         700,000         $0.35 / $0.40      Oct. 15, 2003 / 2004
       Warrants       1,150,000         $0.35 / $0.40      Dec. 13, 2003 / 2004
       Warrants          81,000            $0.37           Dec. 13, 2004
       Warrants         528,000         $1.00 / $1.15      Mar. 04, 2004 / 2005
                     ----------
                      3,049,000
                     ==========

4.(c)  SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2003

       As of March 31, 2003, 1,263,000 common shares are subject to escrow restrictions.


5.(a)  LIST OF DIRECTORS AS AT MARCH 31, 2003


        Directors:
              David Henstridge
              Nick DeMare
              Harvey Lim
        Officers:
              David Henstridge, President, Chairman and Chief Executive Officer Mariana Bermudez, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C


                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003



MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol TM.

Property Updates

a)   Cinco Minas, Mexico

     In November of 2002, based on the historical information and database at hand as well as its own property examinations and findings, the Company commenced a Phase I work program at El Abra in order to confirm that there is the potential for up to 5 million tonnes of open-pitable and economically mineable reserves around the old mine and along strike to the NW. Phase I of the program started with the rehabilitation of access to the uppermost three levels of the mine (Famosa, Destajos and Trinidad levels), with the work focused on getting access to all of the crosscuts in accessible areas to an initial potential open-pit depth, below surface, of about 150m and over a length of over 800 metres.

     During November 2002 and January 2003, the Company released the sample results from the underground channel sampling program as follows:

                   EL ABRA UNDERGROUND CHANNEL SAMPLE RESULTS

                                             Horizontal
     Level                     Section        Width        Gold       Silver
     (depth from surface)                      (m)         (g/t)       (g/t)

     El Abra (0m)                340W          2.50         1.17          71
                                 352W          4.00         1.34         124
                                 366W           8.8         1.67          88
                                 384W          13.0         2.33          65
                                 392W           4.5         0.56          53
                                 397W           4.8         0.51          66
                                 404W           9.4         0.90         132
                                 423W          6.25         3.16         105
     Sublevel 1 (-11m)           416W          5.75         1.26         117
                                 425W           5.8         2.06         176
     Sublevel 2 (-18m)           417W          1.75         2.69         189
     Destajos (-28m)             420W           6.0         2.06         287
     Sublevel 3 (-34m)           404W           2.3         1.26         299
     Upper Trinidad (-71m)       460W          12.9         0.57          57
     Trinidad (-87m)             408W          12.9         1.95         168
                                 415W          12.5         1.83         340
                                 424W           4.2         1.24         233
                                 434W          7.87         0.52         177
                                 466W           7.7         0.70          93

BC FORM 51-901F                                                       SCHEDULE C


                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003



MANAGEMENT DISCUSSION AND ANALYSIS (continued)

     Although the number of samples taken was small, the Company was encouraged by the results as they confirm the potential for finding open-pit type resources within the hanging-wall of the Cinco Minas vein as well as confirming that the old database is reliable. Because it was not always possible to sample the entire width of the prospective hanging-wall due to numerous blockages in the access tunnels and crosscuts and due to the difficulty of rehabilitating access to some of these old workings, the Company decided to discontinue the underground sampling program and undertake a drill program.

     During March and April 2003, the Company completed a drill program at Cinco Minas with a focus around the El Abra area. Drill hole results from this area areas follows:

                         DRILL HOLE RESULTS FROM EL ABRA


     Hole Number    Section                From     To          Interval      Gold        Silver
                                            (m)     (m)           (m)         (g/t)        (g/t)


     CMDD14          350W                  26.0    30.75          4.75         1.02           118
                               Including  30.75     40.0                                 Workings
                               Including   40.0     46.0           6.0         1.46           255
     CMRC18          350W                  54.0     66.0          12.0         2.83           143
     CMDD15          389W                  11.6     31.0          19.4         0.76           118
                               Including  15.55     31.0         15.45         0.87           138
                               Including   19.5     31.0          11.5         1.07           164
     CMRC17          400W                  54.0     60.8           6.8         1.52           228
                               Including   60.8     64.0                                 Workings
                               Including   64.0     78.0          14.0         0.64           127
     CMRC19          400W                  48.0     56.0           8.0         2.02           244
     CMRC21          400W                 148.0    164.0                    No significant values
     CMRC20          450W                 126.0    144.0          18.0         2.03           316
                               Including  138.0    142.0           4.0         7.01         1,099
     CMDD16(1)       450W                  21.5     26.0          4.45         3.64           474
     CMRC23          450W                  20.0     34.0          14.0         1.44           221
                               Including   22.0     26.0           4.0         4.16           626
     CMRC27          500W                  14.0     22.0           8.0         0.44            99
     CMRC28          500W                  50.0     62.0          12.0         0.34            71


     (1) Diamond drill check of same interval in CMRC23

     These initial results are very encouraging but further drilling is required to extend or close the mineralization both along strike and down dip from these drill holes.

     Reconnaissance drilling has also been undertaken at San Pedro, Cerro Colorado and El Abrita. San Pedro lies about 500m to the NW of the historic El Abra mine whereas Abrita and Cerro Colorado are previously untested prospects lying about 800 metres and 1,200 metres, respectively, to the SE from the El Abra area.

BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)


                        DRILL HOLE RESULTS FROM SAN PEDRO

     Hole Number      Section        From        To        Interval        Gold        Silver
                                      (m)        (m)         (m)           (g/t)        (g/t)

     CMRC13            850W          16.0       18.0         2.0           0.22         32.5
     CMRC29            850W          77.0       98.0        21.0           0.5          50.0
     CMRC12            850W          16.0       34.0        18.0           0.67         35.0
     CMRC22            850W           6.0       10.0         4.0           0.55         87.0
                                     70.0       76.0         6.0           0.67         92.0


     At San Pedro the vein system (18m thick in both shallow holes, CMRC12 and CMRC13) appears leached but the results, although lower than those at El Abra, continue to prove the open pit potential of the Cinco Minas vein system. As underground workings are known to exist between the above two drill section lines, further drilling will be undertaken in this area at a later date.

                     DRILL HOLE RESULTS FROM CERRO COLORADO

     Hole Number        From       To      Interval         Gold        Silver
                         (m)      (m)         (m)           (g/t)       (g/t)

     CMDD6              16.0     22.0         6.0           0.91          80
                       24.93    25.25         0.32          0.69         138
     CMRC8              16.0     20.0         4.0          3.42          224


     At Cerro Colorado there is a well-defined quartz vein about 6m in width that has been extensively disrupted by faulting. Five holes were drilled over a strike length of 350m. Although the central holes did not intersect significant mineralization, drill hole CMRC8 located near the SE end of the drill holes intersected 4m grading 3.42 g/t gold and 224 g/t silver that indicates significant potential for finding more resources along strike to the SE of the drill area. Similarly, CMDD6 located at the NW end of the holes intersected 6m of 0.91 g/t gold and 80 g/t silver that also indicates the potential for finding further resources to the NW of this drill hole.

     At El Abrita poor recovery in several holes, extensively leached rocks at shallow levels and complicated fault structures offsetting the vein system make interpretation of the geology of the area very difficult. Although results up to 2.72 g/t gold and 62 g/t silver were intersected in the drilling, results were sporadic and it is difficult to make any conclusions without further detailed geological interpretation.

BC FORM 51-901F                                                       SCHEDULE C


                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

b)   Tinka Property, Peru

     On February 19, 2003, the Company entered into a heads of agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, of which certain of its directors and officers are also directors of the Company, whereby the Company, upon receipt of approval from the TSX Venture Exchange, has agreed to grant a 70% interest in the option on the Tinka property. Under the option, Tinka Resources has agreed to assume the Company's share issuance obligations through the issuances of a total of 500,000 common shares of Tinka Resources' share capital over three years. Tinka Resources must also fund a total of US$2.5 million in exploration expenditures, including underlying option payments and government taxes, over a three year period.

Operations and Liquidity

During the three months ended March 31, 2003, the Company reported a loss of $119,672, an increase of $109,201 compared to a loss of $10,471 in 2002. General and administrative expenses of $120,582 was reported in 2003, an increase of $107,581 from $13,001 in 2002. Accounting and administrative expenses increased by $11,950, from $3,650 in 2002 to $15,600 in 2003 due to increased levels of operations and activity in 2003 and the preparation of the Form 20F registration form. Consulting fees, office expenses and travel expenses increased due to costs associated with increasing the Company's market awareness and corporate development. During 2003 the Company paid $6,000 to an investor relations consultant. In addition, the Company recorded a non-cash charge of $3,579 relating to the vesting of options previously granted to the consultant.

During 2003, the Company spent $264,265 on concession payments and exploration expenditures mainly on the Phase I sampling and drilling programs on the Cinco Minas Project in Mexico.

During 2003, the Company raised $518,671 cash from the issuance of common shares from a private placement and options exercised. As at March 31, 2003, the Company had a working capital of $468,451. Subsequent to March 31, 2003, the Company incurred a further $200,000 relating to the completion of the drilling program at Cinco Minas. The Company is analyzing the results from the drill program to assess the budgeting for the next phase.

Investor Relations

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its web site (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $2,000 and may be cancelled by either party on 15 days notice. During the three months ended March 31, 2003, the Company paid $6,000 to Mr. Nicolaas.

Representatives of the Company attended investor conferences in Toronto in March and in Las Vegas and Chicago in April.